GREAT-WEST
LIFECO INC.

03037097

October 29, 2003

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

BY COURIER

Dear Sirs:

SUPPL

RE: Great-West Lifeco Inc. (the "Corporation")
Exemption Number 82-34728

Pursuant to Rule 12g3-2(b) exemption of the Corporation in the United States, attached please find copies of the Insider Reports for shares purchased under the Corporation's continuing Normal Course Issuer Bid dated:

- October 16,
- October 29, 2003 (two reports)

Please contact me directly at (204) 946-8795 if you have any questions.

Sincerely,

Connie Neilson
Corporate Secretarial Specialist

Encls.

100 Osborne Street North
Winnipeg, Canada R3C 3A5 204-946-1190

2003-10-16, 15:14:18, EDT

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	366330183
Filing date	2003-10-16
Date of transaction	2003-10-10
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	146100
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	366476283
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).

Next

2003-10-29, 15:43:25, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	366595083
Filing date	2003-10-29
Date of transaction	2003-10-24
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	122900
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	366717983
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercise of stock options (which are reported by each insider).

Next

2003-10-29, 10:48:41, EST

Insider: Great-West Life **Issuer:** Great-West Life **Security:** Common Sha

Security designation	Common Shares
Opening balance of securities held	366476283
Filing date	2003-10-29
Date of transaction	2003-10-17
Nature of transaction	38 - Redemption, retraction, cancellation, repurchase
Number or value of securities acquired	118800
Unit price or exercise price	Currency Canadian Dollar
Closing balance of securities held	366595083
General remarks *(if necessary to describe the transaction)*	Shares acquired under the Corporation's Normal Course Issuer Bid. The shares are being cancelled.
Private remarks to securities regulatory authorities	The Corporation's outstanding shares fluctuate with the exercise of stock options (which are reported by each insider)

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